February 5, 2020

James J. Dolan
Chief Executive Officer
Gordon Pointe Acquisition Corp.
780 Fifth Avenue South
Naples, FL 34102

       Re: Gordon Pointe Acquisition Corp.
           Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A Filed January 23, 2020
           File No. 001-38363

Dear Mr. Dolan:

       We have reviewed your amended proxy statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your proxy statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your proxy statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 9, 2019 letter.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed January 23, 2020

General

1. We note your response to comment 2, and your amended disclosure on page 101 where you state that approval of the Charter Amendments Proposal will require holders of a majority of the issued and outstanding shares of GPAQ common stock to vote for "each of" the Charter Amendments. However, it does not appear that you have "identif[ied] clearly and impartially each separate matter intended to be acted upon,
      whether or not related to or conditioned on the approval of other matters, and whether proposed by the registrant or by security holders." Each of the amendments in the Charter
      Amendments Proposal are still included in one proposal. Further, it is unclear from your filing whether the Charter Amendments Proposal would be approved if certain charter
 James J. Dolan
Gordon Pointe Acquisition Corp.
February 5, 2020
Page 2
      amendments are approved and others are not, and if charter amendments can be approved or disapproved individually. Therefore, please unbundle the Charter Amendments
      Proposal into separate proposals so as to allow shareholders to vote separately on material matters, or provide your analysis as to why you believe you are not required to do so.
      Please refer to Rule 14a-4(a)(3) of Regulation 14A, as well as Question
201.01 of the
      Division's Exchange Act Rule 14a-4(a)(3) Compliance and Disclosure Interpretations.
      Please contact Katherine Bagley at (202) 551-2545 or Lilyanna Peyser at
(202) 551-
3222 with any questions.



                                                           Sincerely,
FirstName LastNameJames J. Dolan
                                                           Division of
Corporation Finance
Comapany NameGordon Pointe Acquisition Corp.
                                                           Office of Trade &
Services
February 5, 2020 Page 2
cc:        Stephen Cohen
FirstName LastName